SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

Mark Tucker, Michael McLintock, Clark Manning, Nick Prettejohn, Barry Stowe, Peter Maynard, Priscilla Vacassin, Stephen Whitehead

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to persons named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8.	State the nature of the transaction

Deferred Share Award for 2007 under the Annual Incentive Plan

9.	Number of shares, debentures or financial instruments relating to shares acquired

Mark Tucker - 73,576 ordinary shares

Michael McLintock - 103,811 ordinary shares

Clark Manning - 16,514 ordinary shares

Nick Prettejohn - 49,898 ordinary shares

Barry Stowe - 40,551 ordinary shares

Peter Maynard - 28,596 ordinary shares

Priscilla Vacassin - 40,092 ordinary shares

Stephen Whitehead - 20,275 ordinary shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Mark Tucker - less than 0.003%

Michael McLintock - less than 0.005%

Clark Manning - less than 0.0007%

Nick Prettejohn - less than 0.003%

Barry Stowe - less than 0.002%

Peter Maynard - less than 0.002%

Priscilla Vacassin - less than 0.002%

Stephen Whitehead - less than 0.0009%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£6.165

14.	Date and place of transaction

20 March 2008, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mark Tucker - 1,378,864 ordinary shares, less than 0.06%

Michael McLintock - 634,337 ordinary shares, less than 0.03%

Clark Manning - 864,244 ordinary shares, less than 0.04%

Nick Prettejohn - 534,068 ordinary shares, less than 0.03%

Barry Stowe - 265,788 ordinary shares, less than 0.02%

Peter Maynard - 349,361 ordinary shares, less than 0.02%

Priscilla Vacassin - 324,538 ordinary shares, less than 0.02%

Stephen Whitehead - 21,972 ordinary shares, less than 0.0009%

16.	Date issuer informed of transaction

20 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Administrator, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Penny Follows, Shareholder Services and Share Plans Manager, 020 7548 3821

Date of notification

20 March 2008

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary